SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

NOTICE TO THE MARKET

In the 14th and 15th of December, Anatel conducted an auction for 3G frequencies (H band) and 2G (SMP leftovers). It was auctioned 60 lots, resulting in R$2.7 billion and an average premium of 31% (or R$640 million).

TIM acquired 8 lots, with an offer of R$81.8 million (but a disbursement of R$65.5 million when considering the residual lifetime of the current license) and an average premium of 32% over the minimum price. We consider that our objectives were met, as we intended to adopt a strategy of selective and balanced performance in light of better resource allocation. This year we are investing approximately R$3.0 billion in total (under IFRS).

2G – A selective approach. Even before the auction, TIM already had a spectrum position close to the legal cap of 80 MHz in the priority areas, consequentially we did not see the need to push an aggressive approach in the auction. We focused our efforts in the regions where there was opportunity to strengthen our presence.

3G – We did not acquire additional spectrum. Our current spectrum positioning is in line with our planning of data growth, focusing on coverage and transmission. In São Paulo for example, we have the largest spectrum for the 3G technology.

In the table below, we present a summary of our spectrum scouts before and after the auction.

		Before (MHz)			After (MHz)
Regional	Area	2G	3G	Total	2G	3G	Total
TIM São Paulo	Metro	45	30	75	45	30	75
	Countryside	45	20	65	45	20	65
	Franca and PGO’s 33 Sector	45	20	65	45	20	65
TIM South	PR and SC	50	20	70	60	20	80
	RS	35	20	55	35	20	55
	Londrina and Tamarana	35	20	55	45	20	65
	Pelotas and PGO’s 30 Sector	50	20	70	50	20	70
TIM Northeast	AL, CE, PA, PE, PI and RN	50	20	70	50	20	70
TIM East	MG	50	20	70	60	20	80
	BA and SE	50	20	70	50	20	70
	CTBC's expansion area	50	0	50	60	0	60
	CTBC's region in MG	50	0	50	50	0	50
TIM North	AM, AP, MA, PA and RR	35	30	65	45	30	75
TIM Rio de Janeiro	ES and RJ	45	20	65	45	20	65
TIM Mid-West	AC, DF, GO, MS, MT, RO and TO	35	20	55	35	20	55
	PGO’s 22 and 25 Sectors	35	20	55	35	20	55

Rio de Janeiro, December 15th, 2010.

Claudio Zezza

CFO and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.